As filed with the Securities and Exchange Commission on January 31, 2013

Registration No. 333-184536

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective

Amendment No. 2

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Customers Bancorp, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania	27-2290659
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1015 Penn Avenue

Suite 103

Wyomissing PA 19610

(610) 933-2000

(Address of Principal Executive Offices including Zip Code)

Jay S. Sidhu

Chairman and Chief Executive Officer

Customers Bancorp, Inc.

1015 Penn Avenue

Suite 103

Wyomissing PA 19610

(610) 933-2000

(Name, address, including ZIP code, and telephone number, including area code, of agent for service)

Copies to:

Christopher S. Connell, Esq.

Lori Buchanan Goldman, Esq.

Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

Telephone: (215) 564-8000

Facsimile: (215) 564-8120

Thomas L. Hanley, Esq. Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, NW Washington, DC 20036 Telephone: (202) 822-9611 Facsimile: (202) 822-0140

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The information in this prospectus is not complete and may be changed. The selling shareholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 31, 2013

PROSPECTUS

Customers Bancorp, Inc.

5,683,060 Shares of Voting Common Stock

2,413,603 Shares of Class B Non-Voting Common Stock

This prospectus relates to the offer for sale by the shareholders named in this prospectus of up to 5,683,060 shares of our Voting Common Stock, par value $1.00 per share, and 2,413,603 shares of Class B Non-Voting Common Stock, par value $1.00 per share. These shareholders are referred to as “selling shareholders” throughout this prospectus. All references to “Customers Bancorp,” “Customers,” the “Company,” “we,” “us,” “our,” or similar references refer to Customers Bancorp, Inc., and its subsidiaries on a consolidated basis, except where the context otherwise requires or as otherwise indicated.

All of the shares of Voting Common Stock and Class B Non-Voting Common Stock offered by this prospectus are being offered by the selling shareholders. We will not receive any proceeds from the sales of shares of Voting Common Stock and Class B Non-Voting Common Stock by the selling shareholders. We have agreed to pay all fees and expenses incurred by us incident to the registration of the shares of Voting Common Stock and Class B Non-Voting Common Stock, including SEC filing fees. Each selling shareholder will be responsible for all costs and expenses in connection with the sale of its shares of Voting Common Stock and Class B Non-Voting Common Stock, including brokerage commissions or dealer discounts.

It is anticipated that the selling shareholders or their pledgees, assignees or successors-in-interest will sell these shares of Voting Common Stock and Class B Non-Voting Common Stock from time to time in one or more transactions, in negotiated transactions or otherwise, at prevailing market prices or at prices otherwise negotiated. We do not know when or in what amounts the selling shareholders may offer the shares for sale. We will not receive any of the proceeds from the sale of the shares of common stock under this prospectus.

Our Voting Common Stock is currently traded in the over-the-counter market under the symbol “CUUU.” On January 4, 2013, the last reported sales price for our Voting Common Stock in the over-the-counter market was $14.98 per share. Our Class B Non-Voting Common Stock is not traded on any market. In this prospectus, unless the context otherwise requires, we refer to the shares of our Voting Common Stock and shares of Class B Non-Voting Common Stock collectively as the “shares” or the “shares of common stock.”

Investing in our securities involves substantial risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 4 of this prospectus.

None of the Securities and Exchange Commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any state securities commission or any other federal regulatory agency has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts or deposits or obligations of any bank and are not insured by the FDIC, the Bank Insurance Fund, or any other government agency or instrumentality.

The date of this prospectus is February     , 2013.

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ABOUT THIS PROSPECTUS

This prospectus, which is part of a registration statement filed with the Securities and Exchange Commission (SEC), does not contain all of the information set forth or incorporated by reference in the registration statement or the exhibits filed therewith. Statements contained or incorporated by reference in this prospectus about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that we file any agreement or document as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents. For further information with respect to us and the shares of common stock offered by this prospectus, please see the registration statement, the exhibits filed with the registration statement and the documents incorporated by reference therein.

You should rely only on the information contained or incorporated by reference in this prospectus. No person is authorized to give any information or to make any representation other than those contained or incorporated by reference in this prospectus, and, if made, such information or representation must not be relied upon as having been given or authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful. The delivery of this prospectus will not, under any circumstances, create any implication that the information is correct as of any time subsequent to the date of this prospectus. You should assume that the information contained or incorporated by reference in this prospectus, any accompanying prospectus supplement or other offering materials is accurate only as of the dates of those documents or the documents incorporated by reference, as applicable. Our business, financial condition, results of operations and prospects may have changed since those dates.

Neither we nor the selling shareholders have taken any action to permit a public offering of the securities offered by this prospectus outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the securities and the distribution of this prospectus outside of the United States.

MARKET DATA

Market data contained or incorporated by reference in this prospectus has been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements contained or incorporated by reference in this prospectus.

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SUMMARY

This summary highlights information contained in or incorporated by reference into this prospectus. This summary may not contain all of the information that you should consider before investing in our securities. You should carefully read this prospectus, including the documents incorporated by reference, which are described under the heading “Incorporation of Certain Documents by Reference” in this prospectus.

Customers Bancorp, Inc.

Customers Bancorp was incorporated in Pennsylvania in April 2010 to facilitate a reorganization into a bank holding company structure pursuant to which Customers Bank became a wholly-owned subsidiary of Customers Bancorp (the “Reorganization”) on September 17, 2011. Pursuant to the Reorganization, all of the issued and outstanding shares of Voting Common Stock and Class B Non-Voting Common Stock of Customers Bank were exchanged on a three-to-one basis for shares of Voting Common Stock and Class B Non-Voting Common Stock, respectively, of Customers Bancorp (i.e., each three shares of Customers Bank being exchanged for one share of Customers Bancorp). In December 2010, Customers Bank changed its name from New Century Bank. New Century Bank was incorporated in 1994 and is a Pennsylvania state chartered bank and a member of the Federal Reserve System.

Customers Bancorp, through its wholly-owned subsidiary Customers Bank, provides financial products and services to small businesses, not-for-profits and consumers through its fourteen branches in Southeastern Pennsylvania (Bucks, Berks, Chester and Delaware Counties), Rye, New York (Westchester County) and Hamilton, New Jersey (Mercer County). Customers Bank also provides liquidity to the mortgage market nationwide through the operation of its mortgage warehouse business.

Our management team consists of experienced banking executives. The team is led by our Chairman and Chief Executive Officer Jay Sidhu, who joined Customers Bank in June 2009. Mr. Sidhu brings 36 years of banking experience, including 17 years as the Chief Executive Officer of Sovereign Bancorp, Inc. and Sovereign Bank and 4 years as Chairman of Sovereign Bancorp, Inc. and Sovereign Bank. In addition to Mr. Sidhu, most of the members of our current management team joined us following Mr. Sidhu’s arrival in 2009 and have extensive experience working together at Sovereign with Mr. Sidhu. This team has significant experience in building a banking organization, completing and integrating mergers and acquisitions, as well as developing existing valuable community and business relationships in our core markets.

Our principal executive offices are located at 1015 Penn Avenue, Suite 103, Wyomissing, Pennsylvania, 19610. Our telephone number is (610) 993-2000. Our Internet address is www.customersbank.com. Information on, or accessible through, our web site is not part of this prospectus.

The Offering

Voting Common Stock offered by selling shareholders	5,683,060 shares

Voting Common Stock outstanding as of December 31, 2012	13,767,605 shares(1)

Class B Non-Voting Common Stock offered by selling shareholders	2,413,603 shares

Class B Non-Voting Common Stock outstanding as of December 31, 2012	4,691,897 shares(1)

Use of Proceeds	We will not receive any of the proceeds from the sale of the shares of common stock under this prospectus.

Rights of Voting Common Stock and Class B Non-Voting Common Stock	The Voting Common Stock possesses all of the voting power for all matters requiring action by holders of our common stock, with certain limited exceptions. Our articles of incorporation provide that, except with respect to voting rights, the Voting Common Stock and Class B Non-Voting Common Stock are treated equally.

Regulatory ownership restrictions	We are a bank holding company. A holder of shares of Voting Common Stock (or group of holders acting in concert) that (a) directly or indirectly owns, controls or has the power to vote more than 5% of the total voting power of the Company, (b) directly or indirectly owns, controls or has the power to vote 10% or more of any class of voting securities of the Company, (c) directly or indirectly owns, controls or has the power to vote 25% or more of the total equity of the Company, or (d) is otherwise deemed to “control” the Company under applicable regulatory standards, may be subject to important restrictions, such as prior regulatory notice or approval requirements and applicable provisions of the FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions.

Dividend Policy	We have never paid cash dividends to holders of our common stock. We do not expect to declare or pay dividends on our common stock in the foreseeable future.

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of certain factors that you should carefully consider before investing in our securities.

(1)	Unless otherwise indicated, information contained in this prospectus regarding the number of shares of our Voting Common Stock and Class B Non-Voting Common Stock outstanding as of December 31, 2012 does not include (i) 107,172 shares underlying awards issued under our Bonus Recognition and Retention Program (which does not provide for a specific number of shares to be reserved; by its terms, the award of restricted stock units under this plan is limited by the amount of the cash bonuses paid to the participants in the plan) and (ii) an aggregate of up to 5,239,825 shares of Voting Common Stock and 453,560 shares of Class B Non-Voting Common Stock as of December 31, 2012, which includes:

•

224,136 shares of Voting Common Stock and 211,640 shares of Class B Non-Voting Common Stock, underlying restricted stock units awarded but not yet vested under the Amended and Restated 2004 Incentive Equity and Deferred Compensation Plan, as amended (the “2004 Plan”);

•

589,005 shares of Voting Common Stock and 81,036 shares of Class B Non-Voting Common Stock issuable upon exercise of outstanding warrants with exercise prices from $10.50 to $73.01 per share of which all were vested as of December 31, 2012;

•

1,843,005 shares of Voting Common Stock and 160,884 shares of Class B Non-Voting Common Stock issuable upon exercise of outstanding stock options under our 2010 Stock Option Plan (the “2010 Stock Option Plan”) and 2004 Plan with a weighted average exercise price of $12.49 per share, of which 4,438 shares were vested as of December 31, 2012;

•

2,560,268 shares of Voting Common Stock and Class B Non-Voting Common Stock reserved for future issuance under the 2004 Plan and 2010 Stock Option Plan (excluding (i) the 2,439,665 shares issuable upon exercise of outstanding stock options and vesting of restricted stock units as noted above and (ii) the 15% limitation currently in place on the number of shares that can be awarded under the 2010 Stock Option Plan at any point in time); and

•	23,411 shares of Voting Common Stock issuable to directors as compensation for service as a director.

Note:	For purposes of calculating the 5,239,825 shares of Voting Common Stock and 453,560 shares of Class B Non-Voting Common Stock disclosed above, it is assumed that all of the 2,560,268 shares reserved for future issuance under the 2004 Plan and 2010 Stock Option Plan are shares of Voting Common Stock.

RISK FACTORS

Investing in our securities involves significant risks. Before making an investment decision, you should carefully consider the risks and other information we include or incorporate by reference in this prospectus and any prospectus supplement. In particular, you should consider the following risk factors and the risk factors set forth under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and in each subsequently filed Quarterly Report on Form 10-Q, which are incorporated by reference in this prospectus, in each case as those risk factors are amended or supplemented by our subsequent filings with the SEC. If any of these risks actually occur, they may materially harm our business, prospects, financial condition and results of operations and, as a result, the market price of our securities could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also affect our business operations.

Risks Related to this Offering

The number of shares of our common stock outstanding has increased substantially as a result of our recent sales of shares in private placements. The shares that we issued in these private placements will be generally available for resale in the public market upon the effectiveness of the registration statement of which this prospectus is a part. However, the trading market for our Voting Common Stock is limited and may continue to be limited for the foreseeable future.

We recently completed sales of an aggregate of 5,264,060 shares of our Voting Common Stock and 1,847,755 shares of our Class B Non-Voting Common Stock. The issuance of these shares substantially increased the number of shares of our issued and outstanding Voting Common Stock and Class B Non-Voting Common Stock. Pursuant to our agreements with the purchasers in these private placements, we agreed to file with the SEC the registration statement of which this prospectus is a part to register the resale of the shares of Voting Common Stock and Class B Non-Voting Common Stock we issued and sold in the private placements. Upon such registration, these securities will become generally available for immediate resale in the public market. The market price of our Voting Common Stock could fall as a result of an increase in the number of shares available for sale in the public market.

Additionally, our Voting Common Stock is not listed on any stock exchange, and there is currently only a limited trading market on the over-the-counter market for our Voting Common Stock. There can be no assurance that our Voting Common Stock will be listed on a stock exchange. We cannot predict the extent to which investor interest will lead to a more active trading market in our Voting Common Stock or how liquid that market might become. To the extent that we do not list our Voting Common Stock on a stock exchange, a public trading market having the desired characteristics of depth, liquidity and orderliness will be dependent upon the presence in the marketplace of willing buyers and sellers of our Voting Common Stock, which presence will rely on the individual decisions of investors, over which we have no control.

We may issue additional shares of Voting Common Stock, Class B Non-Voting Common Stock, preferred stock or equity, debt or derivative securities, which could adversely affect the value or voting power of your shares of common stock.

We are able to offer shares of Voting Common Stock, Class B Non-Voting Common Stock or preferred stock by action of our board of directors without further shareholder approval. In addition, our board of directors has authority to issue senior and subordinated debt without further shareholder approval.

As of December 31, 2012, there were options outstanding to purchase 1,843,005 shares of our Voting Common Stock and 160,884 shares of our Class B Non-Voting Common Stock, and restricted stock units awarded but not yet vested related to 331,308 unissued shares of our Voting Common Stock, and 211,640 shares of Class B Non-Voting Common Stock. As of December 31, 2012, there were also outstanding warrants for the purchase of an aggregate of 589,005 shares of our Voting Common Stock and 81,036 shares of our Class B Non-Voting Common Stock.

We also entered into a Stock Purchase Agreement, dated as of June 20, 2012, with Acacia Life Insurance Company and Ameritas Life Insurance Corp., pursuant to which we will acquire all of the issued and outstanding capital stock of Acacia Federal Savings Bank for a total purchase price of $65 million to be paid in Voting Common Stock (resulting in a 9.9% voting ownership interest in the Company), Class B Non-Voting Common Stock (resulting in up to a 19.9% total common ownership interest (voting and non-voting, taking into account outstanding securities convertible into common stock) in the Company), and Perpetual Non-Cumulative Preferred Stock, Series C of the Company (with an aggregate liquidation value of $65 million minus the value of the Voting Common Stock and Class B Non-Voting Common Stock to be issued in the acquisition). We refer to this acquisition as the “Acacia Transaction.” The consummation of the Acacia Transaction is contingent upon a number of conditions including, but not limited to, receipt of various regulatory approvals. It is likely that the regulatory authorities will require a change in the composition of the consideration in the Acacia Transaction, including the elimination of the Series C Preferred Stock, and a reduction in the level of Voting Common Stock to be issued to the sellers.

Additionally, on August 10, 2012, we entered into an Agreement and Plan of Merger with CMS Bancorp, Inc. pursuant to which we will acquire all of the issued and outstanding capital stock of CMS Bank in exchange for Voting Common Stock of the Company at an exchange ratio to be determined prior to closing. We refer to this acquisition as the “CMS Transaction.” The amount of Voting Common Stock that we anticipate issuing in connection with the CMS Transaction was valued at approximately $20.8 million at the time we entered into the Agreement and Plan of Merger. The consummation of the CMS Transaction is contingent upon a number of conditions including, but not limited to, receipt of various regulatory approvals.

In addition to the securities that we expect to issue in the Acacia and CMS Transactions and upon the vesting of restricted stock units and exercise of the outstanding stock options and warrants, we may also issue shares in future offerings, acquisitions or other transactions, or may engage in recapitalizations or similar transactions in the future, the result of which could cause shareholders to suffer further dilution in book value, market value or voting rights. Our board of directors has authority to engage in some of these transactions—particularly additional share offerings or issuances—without shareholder approval. If our board decides to approve transactions that result in dilution, the value and voting power of shares of Voting Common Stock or Class B Non-Voting Common Stock issued could decrease.

There is no trading market for our Class B Non-Voting Common Stock and we cannot assure you that any active trading market will develop. If an active trading market for our Class B Non-Voting Common Stock does not develop, securityholders may be unable to sell shares of Class B Non-Voting Common Stock or to sell any such shares at prices they deem sufficient.

There currently is no trading market for our Class B Non-Voting Common Stock and it is unlikely that an active trading market will develop, or, if one should develop, that it will be maintained. We do not anticipate listing shares of our Class B Non-Voting Common Stock on any securities exchange and we are under no obligation to do so. Potential purchasers of shares of Class B Non-Voting Common Stock should consider carefully the limited liquidity of such shares. If an active trading market does not develop or is not maintained, the value and liquidity of the Class B Non-Voting Common Stock may be adversely affected.

If we do not obtain and maintain effectiveness of the registration statement, we will be required to pay certain liquidated damages, which could be material in amount.

In connection with certain of our obligations to register the resale of the shares of Voting Common Stock and Class B Non-Voting Common Stock, we have agreed to pay liquidated damages to certain of the purchasers in the private placements if (a) the registration statement is not declared effective within 150 days after September 20, 2012, if the SEC reviews the registration statement, (b) the registration statement is not declared effective within five trading days following the date on which we are notified by the SEC staff that the registration statement will not be reviewed or will not be subject to further review or (c) after effectiveness of the registration statement and subject to certain specified exceptions, we suspend the use of the registration statement or the registration statement ceases to remain continuously effective as to the securities with respect to which it is required to be effective (each of these events we refer to as a registration default). Subject to the specified exceptions, for each 30-day period or portion thereof during which a registration default remains uncured, we are obligated to pay to each purchaser who participated in our September 20, 2012 private placement liquidated damages in a cash amount equal to 1% of the aggregate purchase price paid by each such purchaser. These amounts could be material, and any liquidated damages we are required to pay could have a material adverse effect on our financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking information within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (“Exchange Act”). These statements relate to future events or future predictions, including events or predictions relating to future financial performance, and are generally identifiable by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “plan,” “intend,” or “anticipate” or the negative thereof or comparable terminology, identify forward-looking statements, which are generally historical in nature. These forward-looking statements are only predictions and estimates regarding future events and circumstances and involve known and unknown risks, uncertainties and other factors, including the risks described under “Risk Factors” that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. This information is based upon various assumptions that may not prove to be correct. Important factors to consider and evaluate in such forward-looking statements include:

•	Changes in external competitive market factors that might impact results of operations;

•	Changes in laws and regulations, including without limitation changes in capital requirements under the federal prompt corrective action regulations;

•	Changes in business strategy or an inability to execute strategy due to the occurrence of unanticipated events;

•	Our ability to identify potential candidates for, and consummate, acquisition or investment transactions;

•	Our failure to complete any or all of the transactions described herein or in the documents incorporated by reference on the terms currently contemplated;

•	Local, regional and national economic conditions and events and the impact they may have on us and our customers;

•	Ability to attract deposits and other sources of liquidity;

•	Changes in the financial performance and/or condition of our borrowers;

•	Changes in the level of non-performing and classified assets and charge-offs;

•	Changes in estimates of future loan loss reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	Changes in our capital structure resulting from future capital offerings or acquisitions;

•	Inflation, interest rate, securities market and monetary fluctuations;

•	Timely development and acceptance of new banking products and services and perceived overall value of these products and services by users;

•	Changes in consumer spending, borrowing and saving habits;

•	Technological changes;

•	The ability to increase market share and control expenses;

•	Volatility in the credit and equity markets and its effect on the general economy;

•	Changes due to capital requirements under Basel III;

•

Effects of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters;

•	Our ability to integrate currently contemplated and future acquisition targets may be unsuccessful, or may be more difficult, time-consuming or costly than expected; and

•	Material differences in the actual financial results of merger and acquisition activities compared with expectations.

These forward-looking statements are subject to significant uncertainties and contingencies, many of which are beyond our control. Although the expectations reflected in the forward-looking statements are currently believed to be reasonable, future results, levels of activity, performance or achievements cannot be guaranteed. Accordingly, there can be no assurance that actual results will meet expectations or will not be materially lower than the results contemplated in this document and the attachments hereto. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document or, in the case of documents referred to, the dates of those documents.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders.

We will pay all expenses of the registration of the shares of common stock covered by this prospectus, including, without limitation, all SEC filing fees, fees and expenses relating to compliance with state securities or “blue sky” laws and fees and expenses of our counsel and our independent registered public accounting firm. The selling shareholders will pay all underwriting discounts and selling commissions, if any, and any related legal expenses incurred by them in connection with the sale of the shares of common stock covered by this prospectus.

SELLING SHAREHOLDERS

On September 20, 2012 we completed a private placement in which we sold and issued an aggregate of 4,223,674 shares of our Voting Common Stock and 1,847,755 shares of our Class B Non-Voting Common Stock to certain investors pursuant to a stock purchase agreement we refer to as the “September 2012 Stock Purchase Agreement.” During July and August, 2012, we completed sales and issuances of an aggregate of 1,040,386 shares of our Voting Common Stock to certain investors in private placements pursuant to stock purchase agreements we refer to as the “August 2012 Stock Purchase Agreements.” On September 30, 2011, we completed a private placement in which we sold and issued 419,000 shares of our Voting Common Stock and 565,848 shares of our Class B Non-Voting Common Stock to one investor pursuant to a stock purchase agreement we refer to as the “September 2011 Stock Purchase Agreement.”

Under the September 2012 Stock Purchase Agreement (and a related registration rights agreement), the August 2012 Stock Purchase Agreements and the September 2011 Stock Purchase Agreement, we agreed to register for resale the registrable securities of the investors in those private placements. We are registering the shares of Voting Common Stock and Class B Non-Voting Common Stock in order to permit the selling shareholders and their pledgees, donees, transferees and other successors-in-interest that receive the shares after the date of this prospectus to resell or otherwise dispose of the shares in the manner contemplated under the caption “Plan of Distribution” below. Except as otherwise disclosed in the footnotes to the table below with respect to any selling shareholder, none of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with us.

The table below sets forth the name of each selling shareholder and certain additional information regarding the ownership of each selling shareholder, including the number of shares beneficially owned by each of the respective selling shareholders, the number of shares that may be offered under this prospectus and the number of shares beneficially owned by the selling shareholders assuming all of the shares covered by this prospectus are sold. Certain of the selling shareholders are the beneficial owners of both Voting Common Stock and Class B Non-Voting Common Stock. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the shares identified. Generally, a person “beneficially owns” shares if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days. The percentages in the table are based on 13,767,605 shares of our Voting Common Stock and 4,691,897 shares of our Class B Non-Voting Common Stock being outstanding as of December 31, 2012. Shares of common stock subject to outstanding options, warrants or other rights to acquire shares that are exercisable within 60 days of December 31, 2012 are deemed outstanding for computing the percentage of ownership of the person holding such options, warrants or other rights to acquire shares, but are not deemed outstanding for computing the percentage of any other person.

We do not know when or in what amounts the selling shareholders may offer shares of Voting Common Stock and Class B Non-Voting Common Stock for sale. The selling shareholders might not sell any or all of the shares of Voting Common Stock and Class B Non-Voting Common Stock offered by this prospectus. Because the selling shareholders may offer all or some of the shares of Voting Common Stock and Class B Non-Voting Common Stock pursuant to this offering and because there are currently no agreements or understandings with respect to the sale of any of those shares, we cannot estimate the number of shares of Voting Common Stock and Class B Non-Voting Common Stock that will be held by the selling shareholders after completion of this offering. However, for purposes of this table, we have assumed that, after completion of this offering, none of the shares of Voting Common Stock and Class B Non-Voting Common Stock covered by this prospectus will be held by the selling shareholders.

Name of Selling Shareholder	Shares of Voting Common Stock Owned Prior to Offering(1)(2)		Maximum Number of Shares of Voting Common Stock Being Offered	Shares of Voting Common Stock Owned After Offering		Shares of Class B Non-Voting Common Stock Owned Prior to Offering(1)(2)		Maximum Number of Shares of Class B Non- Voting Common Stock Being Offered	Shares of Class B Non-Voting Common Stock Owned After Offering
	Number	Percent		Number	Percent	Number	Percent		Number	Percent
3-Sigma Value, LP(4)	15,000	*	15,000	0	0%	—	—	—	—	—

Bard Micro Cap Value Fund L.P.(5)	4,000	*	4,000	0	0%	—	—	—	—	—

Bay Pond Investors (Bermuda) L.P.(6)	358,300	2.6%	358,300	0	0%	484,500	10.3%	484,500	0	0%

Bay Pond Partners, L.P.(6)	593,830	4.3%	593,830	0	0%	802,955	17.1%	802,955	0	0%

BHR Master Fund, Ltd.(7)	869,500	6.3%	869,500	0	0%	—	—	—	—	—

BHR OC Master Fund, Ltd.(8)	305,500	2.2%	305,500	0	0%	—	—	—	—	—

Bulwarkbay Credit Opportunities Master Fund LTD(9)	215,000	1.6%	215,000	0	0%	—	—	—	—	—

Calm Waters Partnership(10)	75,000	*	75,000	0	0%	—	—	—	—	—

Clarke A. Beebe & Donna L. Beebe JT WROS(11)	3,571	*	3,571	0	0%	—	—	—	—	—

CM Eagle, LLC(12)	70,000	*	70,000	0	0%	—	—	—	—	—

Cornerstone Partners L.P.(13)	7,144	*	7,144	0	0%	—	—	—	—	—

EJF Financial Services Fund LP(14)	140,000	1.0%	140,000	0	0%	—	—	—	—	—

Four Ark Charitable Lead Trust(15)	6,750	*	6,750	0	0%	—	—	—	—	—

Great American Life Insurance Company(16)	350,000	2.5%	350,000	0	0%	—	—	—	—	—

Great American Insurance Company(16)	171,429	1.2%	171,429	0	0%	—	—	—	—	—

Hunter Global Investors L.P.(17)	125,000	*	125,000	0	0%	—	—	—	—	—

Ithan Creek Master Investment Partnership (Cayman) II, L.P.(6)	34,700	*	34,700	0	0%	46,900	*	46,900	0	0%

Ithan Creek Master Investors (Cayman) L.P.(6)	142,300	1.0%	142,300	0	0%	192,400	4.2%	192,400	0	0%

Kevin B. and Anne Marie Roth Revocable Trust(18)	3,000	*	3,000	0	0%	—	—	—	—	—

Name of Selling Shareholder	Shares of Voting Common Stock Owned Prior to Offering(1)(2)		Maximum Number of Shares of Voting Common Stock Being Offered	Shares of Voting Common Stock Owned After Offering			Shares of Class B Non-Voting Common Stock Owned Prior to Offering(1)(2)		Maximum Number of Shares of Class B Non- Voting Common Stock Being Offered	Shares of Class B Non-Voting Common Stock Owned After Offering
	Number	Percent		Number		Percent	Number	Percent		Number		Percent
Mandalor I, LLC(19)	17,550	*	17,550	0		0%	—	—	—	—		—

Netanya Endeavors LLC(20)	12,420	*	12,420	0		0%	—	—	—	—		—

Pennington Capital(21)	40,000	*	40,000	0		0%	—	—	—	—		—

Ramsey Long-Biased Fund, LP(22)	35,000	*	35,000	0		0%	—	—	—	—		—

Reiss Capital Management LLC(23)	10,000	*	10,000	0		0%	—	—	—	—		—

Serengeti Rapax MM LP(24)	250,000	1.8%	250,000	0		0%	—	—	—	—		—

Shvat Charitable Lead Trust U/A DTD 07/30/04(25)	8,280	*	8,280	0		0%	—	—	—	—		—

Soundpost Capital Offshore, Ltd(26)	11,000	*	11,000	0		0%	—	—	—	—		—

Soundpost Capital, LP(27)	43,000	*	43,000	0		0%	—	—	—	—		—

The Mason Family Trust Dtd 2/16/99(28)	4,000	*	4,000	0		0%	—	—	—	—		—

West Investment Holdings, LLC(29)	65,000	*	65,000	0		0%	—	—	—	—		—

Wolf Creek Investors (Bermuda) L.P.(6)	110,200	*	110,200	0		0%	149,000	3.2%	149,000	0		0%

Wolf Creek Partners, L.P.(6)	127,200	*	127,200	0		0%	172,000	3.7%	172,000	0		0%

2 Holdings LLC(30)	35,740	*	35,740	0		0%	—	—	—	—		—

Ambrosi, Robert	7,148	*	7,148	0		0%	—	—	—	—		—

Ameco LLC(31)	35,740	*	35,740	0		0%	—	—	—	—		—

Bhasin, Dave	23,820	*	14,296	9,524	(3)	*	—	—	—	—		—

Brostovski, Adam	14,296	*	14,296	0		0%	—	—	—	—		—

Carim, Moiz / Laila	32,156	*	17,870	14,286	(12)	*	—	—	—	—		—

Classi, M	28,592	*	28,592	0		0%	—	—	—	—		—

DDD Realty LLC(32)	53,610	*	53,610	0		0%	—	—	—	—		—

DellaCava Jr, Ralph	17,870	*	17,870	0		0%	—	—	—	—		—

Dunaif, Steven	3,574	*	3,574	0		0%	—	—	—	—		—

Gardner, David B	8,935	*	8,935	0		0%	—	—	—	—		—

Greenbaum, P	17,870	*	17,870	0		0%	—	—	—	—		—

Lewis, Jonathan & Ellen	5,956	*	5,004	952	(3)	*	—	—	—	—		—

Miller, John R.(33)	26,351	*	17,870	8,481	(3)	*	—	—	—	—		—

Olden, Robert	7,148	*	7,148	0		0%	—	—	—	—		—

Perl, Herman Irrevocable Trust(34)	10,722	*	10,722	0		0%	—	—	—	—		—

Perl, Robert	14,296	*	14,296	0		0%	—	—	—	—		—

Perl, Sondra	3,574	*	3,574	0		0%	—	—	—	—		—

Perlmutter, A.	17,870	*	17,870	0		0%	—	—	—	—		—

Quinlan Family Limited Partnership(35)	71,480	*	71,480	0		0%	—	—	—	—		—

S.J. Finance Investments Fund, L.P.(36)	285,919	2.1%	285,919	0		0%	—	—	—	—		—

Singla, Lalita	35,740	*	35,740	0		0%	—	—	—	—		—

Sorkin, Howard / Joanne	35,740	*	35,740	0		0%	—	—	—	—		—

Stewart, A dba Channel Cleveland Clinic(37)	7,148	*	7,148	0		0%	—	—	—	—		—

The Albury Investment(38)	568,253	4.1%	214,439	353,814	(3)	2.6%	386,662	8.2%	0	386,662	(12)	8.2%

Thun, David	18,326	*	17,870	456	(3)	*	—	—	—	—		—

Way, T. Lawrence(39)	176,299	1.3%	42,299	136,270	(3)	*	—	—	—	—		—

Robert Tambur	419,000	3.0%	419,000	0		0%	565,848	12.1%	565,848	0		0%

*	Represents less than 1.0% of our common stock outstanding as of December 31, 2012.
(1)	Based on 13,767,605 shares of our Voting Common Stock and 4,691,897 shares of our Class B Non-Voting Common Stock outstanding at December 31, 2012, determined in accordance with Rule 13d-3 of the Exchange Act of 1934. Under such rule, beneficial ownership includes any shares over which the selling stockholder has sole or shared voting or investment power (including the power to dispose or direct the disposition of) and also any shares that the selling stockholder has the right to acquire within 60 days of such date through the exercise of options or other rights.
(2)	This registration statement shall also cover any additional shares of common stock that become issuable in connection with the shares registered for sale in this prospectus because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of the Company’s outstanding shares of common stock.
(3)	Represents shares owned prior to the July and August 2012 private placement, which shares are not being offered pursuant to this prospectus.
(4)	The natural person with voting and dispositive power over the shares held by 3-Sigma Value, LP is Benjamin Weinger.
(5)	The natural person with voting and dispositive power over the shares held by Bard Micro Cap Value Fund L.P. is Timothy B. Johnson.
(6)	Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.
(7)	The natural person with voting and dispositive power over the shares held by BHR Master Fund, Ltd. is Michael Thompson.
(8)	The natural person with voting and dispositive power over the shares held by BHR OC Master Fund, Ltd. is Michael Thompson.
(9)	The natural person with voting and dispositive power over the shares held by Bulwarkbay Credit Opportunities Master Fund LTD is Craig Carlozzi.
(10)	The natural person with voting and dispositive power over the shares held by Calm Waters Partnership is Richard S. Strong.
(11)	The natural person with voting and dispositive power over the shares held by Clarke A. Beebe & Donna L. Beebe JT WROS is Clarke A. Beebe and Donna L. Beebe.
(12)	The natural person with voting and dispositive power over the shares held by CM Eagle, LLC is Thomas Wilcox.
(13)	The natural person with voting and dispositive power over the shares held by Cornerstone Partners L.P. is Hemmat Toma.
(14)	The natural persons with voting and dispositive power over the shares to be offered by EJF Financial Services Fund LP are Emanuel J. Friedman and Neal J. Wilson.
(15)	The natural person with voting and dispositive power over the shares held by Four Ark Charitable Lead Trust is Robert Armstrong, as Officer of B.S.D. Trust Company Inc., its independent Trustee.
(16)	The natural person with voting and dispositive power over the shares held by Great American Life Insurance Company and Great American Insurance Company is John Berding.
(17)	The natural person with voting and dispositive power over the shares held by Hunter Global Investors L.P. is Duke Buchan.
(18)	The natural person with voting and dispositive power over the shares held by Kevin B. and Anne Marie Roth Revocable Trust is Kevin Bradley Roth.
(19)	The natural persons with voting and dispositive power over the shares to be offered by Mandalor I, LLC are Menachem Pinck and David Izhakoff.
(20)	The natural persons with voting and dispositive power over the shares to be offered by Netanya Endeavors LLC are Carey Wolchok, Tamar Wolchok and David Izhakoff.
(21)	The natural person with voting and dispositive power over the shares held by Pennington Capital is Robert J. Evans.
(22)	The natural person with voting and dispositive power over the shares held by Ramsey Long-Biased Fund, LP is Philip J. Facchina.

(23)	The natural person with voting and dispositive power over the shares held by Reiss Capital Management LLC is Richard Reiss, Jr.
(24)	The natural person with voting and dispositive power over the shares held by Serengeti Rapax MM LP is Marc Baum.
(25)	The natural persons with voting and dispositive power over the shares to be offered by Shvat Charitable Lead Trust U/A DTD 07/30/04 are Menachem Pinck and Laurie Pinck, as Trustees for Shvat Charitable Lead Trust U/A DTD 07/30/04, and Robert Armstrong, as Officer of Mandlor Trust Company Inc., its independent Trustee.
(26)	The natural person with voting and dispositive power over the shares held by Soundpost Capital Offshore, Ltd is Jaime Lester.
(27)	The natural person with voting and dispositive power over the shares held by Soundpost Capital, LP is Jaime Lester.
(28)	The natural persons with voting and dispositive power over the shares to be offered by The Mason Family Trust Dtd 2/16/99 are Mark K. Mason and Tracy K. Mason.
(29)	The natural person with voting and dispositive power over the shares held by West Investment Holdings, LLC is Randy Rochman.
(30)	The natural person with voting and dispositive power over the shares held by 2 Holdings LLC is Juda Klein.
(31)	The natural person with voting and dispositive power over the shares held by Ameco LLC is Wasseem Boraie, Samer Boraie and Omar Boraie.
(32)	The natural person with voting and dispositive power over the shares held by DDD Realty LLC is Leora Magier, as Trustee for The David Magier Lifetime Marital Trust, which is a member of DDD Realty LLC.
(33)	Mr. Miller is a director of Customers Bancorp and Customers Bank.
(34)	The natural person with voting and dispositive power over the shares held by Perl, Herman Irrevocable Trust is Robert Perl.
(35)	The natural person with voting and dispositive power over the shares held by Quinlan Family Limited Partnership is Timothy Quinlan.
(36)	The natural person with voting and dispositive power over the shares held by S.J. Finance Investments Fund, L.P. is Simina Farcasiu.
(37)	The natural person with voting and dispositive power over the shares held by Stewart, A dba Channel Cleveland Clinic is Andrew Stewart.
(38)	The natural person with voting and dispositive power over the shares held by The Albury Investment is Seumas Dawes.
(39)	Mr. Way is a director of Customers Bancorp and Customers Bank. Mr. Way’s Voting Common Stock numbers include 2,270 shares issuable upon the exercise of warrants.

DESCRIPTION OF VOTING COMMON STOCK AND CLASS B NON-VOTING COMMON STOCK

The following description of our Voting Common Stock and Class B Non-Voting Common Stock is a summary. This summary is not complete and is subject to the complete text of our articles of incorporation, as amended, and bylaws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. We encourage you to read those documents carefully.

General

We are authorized to issue up to an aggregate amount of 300,000,000 shares of stock, which is divided into three equal classes: (i) 100,000,000 shares of Voting Common Stock, par value $1.00 per share, (ii) 100,000,000 shares of Class B Non-Voting Common Stock, par value $1.00 per share and (iii) 100,000,000 shares of preferred stock. Our board of directors has the authority to establish and divide the authorized and unissued shares of Voting Common Stock and of Class B Non-Voting Common Stock into series or classes and to fix and determine, to the extent not already determined in our articles of incorporation, the designations, preferences, and other special rights, including conversion rights, and the qualifications, limitations, or restrictions on those rights attributable to the shares in a series or class. As of December 31, 2012, there are 13,767,605 shares of Voting Common Stock and 4,691,897 shares of Class B Non-Voting Common Stock issued and outstanding.

Our board of directors also has the authority to establish and divide the authorized and unissued shares of preferred stock into series or classes or both and to determine whether or not shares in any series or class of preferred stock have par value and, if so, the par value, whether or not the shares in a series or class have voting rights and if so whether those voting rights are full, limited, multiple or fractional, and for each series or class of preferred stock, the designations, preferences, and other special rights, if any, including dividend rights, conversion rights, redemption rights and liquidation preferences, if any, and the qualifications, limitations, or restriction on those rights, and the number of shares of each series or class. There are no shares of preferred stock currently outstanding.

Our board of directors previously created two series of preferred stock, Fixed Rate Perpetual Preferred Stock, Series A (the “Series A Preferred”) and Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred”). All of the shares designated as Series A Preferred and all of the shares designated as Series B Preferred in their respective Certificates of Designations were issued on September 17, 2011 and all of these shares of Series A Preferred and Series B Preferred were subsequently repurchased by us on December 28, 2011 and are no longer outstanding. The shares of Series A Preferred and Series B Preferred have been canceled, and the authorized number of shares of each series have reverted to authorized but unissued shares of preferred stock and may be issued as part of any series of preferred stock hereafter designated by the board of directors. Additionally, in connection with the consummation of the Acacia Transaction, which remains subject to a number of conditions including receipt of various regulatory approvals, the Company has agreed to designate a new series of preferred stock as Perpetual Non-Cumulative Preferred Stock, Series C (the “Series C Preferred”). The Series C Preferred will have certain dividend and liquidation preferences, will be non-voting except in certain limited circumstances and as otherwise required by law, will be subject to optional redemption, and will not be subject to any preemptive rights.

Our board of directors, in its sole discretion, has authority to sell any treasury stock and/or unissued securities, options, warrants, or other rights to purchase any of our securities, upon such terms as it deems advisable. Our board of directors could issue preferred stock, or additional shares of Voting Common Stock or Class B Non-Voting Common Stock, with terms different from those of our existing common stock, at any time.

Voting Rights

The holders of shares of Voting Common Stock have the right to elect our board of directors and to act on such other matters as are required to be presented to them. Each holder of Voting Common Stock is entitled to one vote per share. The holders of Voting Common Stock do not have the right to vote their shares cumulatively in the election of directors. This means that, for each director position to be elected, a shareholder may only cast a number of votes equal to the number of shares held by the shareholder.

Any action that would significantly and adversely affect the rights of the Class B Non-Voting Common Stock with respect to the modification of the terms of those securities or dissolution requires the approval of the holders of Class B Non-Voting Common Stock voting separately as a class. Otherwise, the holders of the Class B Non-Voting Common Stock have no voting power, and do not have the right to participate in or have notice of any meeting of shareholders.

Because our articles of incorporation permit the board of directors to set the voting rights of preferred stock, it is possible that holders of one or more series of preferred stock issued in the future could have voting rights of any sort, which could limit the effect of the voting rights of holders of Voting Common Stock.

Dividend Rights

The holders of Voting Common Stock and Class B Non-Voting Common Stock are entitled to receive an equal amount of dividends per share if, as and when declared from time to time by our board of directors. In no event shall any stock dividends or stock splits or combinations of stock be declared or made on Voting Common Stock or Class B Non-Voting Common Stock unless the shares of Voting Common Stock and Class B Non-Voting Common Stock at the time outstanding are treated equally and identically, provided that, in the event of a dividend of common stock, shares of Class B Non-Voting Common Stock shall only be entitled to receive shares of Class B Non-Voting Common Stock and shares of Voting Common Stock shall only be entitled to receive shares of Voting Common Stock.

Because our articles of incorporation permit our board of directors to set the dividend rights of preferred shares, it is possible that holders of one or more series of preferred shares issued in the future could have dividend rights that differ from those of the holders of Voting Common Stock or Class B Non-Voting Common Stock, or could have no right to the payment of dividends. If the holders of a class or series of preferred stock is given dividend rights, the right of holders of preferred shares to receive dividends could have priority over the right of holders of Voting Common Stock or Class B Non-Voting Common Stock to receive dividends.

Authority Under Pennsylvania Business Corporation Law. Our board of directors has the authority to declare dividends on its common and preferred stock, subject to statutory and regulatory requirements. Pennsylvania law permits a business corporation such as us to pay dividends if, after giving effect to the dividend, it is able to pay its debts as they come due in the usual course of business, and its assets exceed its liabilities plus any amount that would be needed, if the corporation were to be dissolved at the time of the dividend, to satisfy any preferential rights upon dissolution of shareholders whose preferential rights rank higher than the rights of the shareholders receiving the dividend. However, our ability to pay dividends will be restricted by banking laws and Customers Bank’s ability to pay dividends to Customers Bancorp.

Federal Bank Holding Company Act Policies Applicable to Cash Dividends. The Federal Reserve Board, which is the federal banking regulator, considers adequate capital to be critical to the health of individual banking organizations and to the safety and stability of the banking system. A major determinant of a bank’s or bank holding company’s capital adequacy is the strength of its earnings and the extent to which its earnings are retained and added to capital or paid out to shareholders in the form of cash dividends.

The Federal Reserve Board believes that a bank or bank holding company generally should not maintain its existing rate of cash dividends on Voting Common Stock unless (1) the organization’s net income available to common shareholders over the past year has been sufficient to fully fund the dividends and (2) the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality, and overall financial condition. The Federal Reserve may strongly encourage, or require, a banking organization whose cash dividends are inconsistent with either of these criteria to cut or eliminate its dividends.

The Federal Reserve Board also believes it is inappropriate for a banking organization that is experiencing serious financial problems or that has inadequate capital to borrow in order to pay dividends since this can result in increased leverage at the very time the organization needs to reduce its debt or increase its capital. Similarly, the payment of dividends based solely or largely upon gains resulting from unusual or nonrecurring events, such as the sale of the organization’s building or the disposition of other assets, may not be prudent or warranted, especially if the funds derived from such transactions could be better employed to strengthen the organization’s financial resources. Furthermore, a fundamental principle underlying the Federal Reserve’s supervision and regulation of bank holding companies is that bank holding companies should serve as a source of managerial and financial strength to their subsidiary banks. The Federal Reserve believes, therefore, that a bank holding company should not maintain a level of cash dividends to its shareholders that places undue pressure on the capital of bank subsidiaries, or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company’s ability to serve as a source of strength. Thus, for example, if a major subsidiary bank is unable to pay dividends to its parent company—as a consequence of statutory limitations, intervention by the primary supervisor, or noncompliance with regulatory capital requirements—the Federal Reserve may encourage or require a bank holding company to reduce or eliminate its dividends in order to conserve its capital base and provide capital assistance to the subsidiary bank.

The Federal Reserve Board has further stated that a bank holding company should pay cash dividends only out of income over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition, and only if, after paying the dividend, the bank holding company is not in danger of falling below its required regulatory capital adequacy ratios. It has also indicated that a “small bank holding company,” such as Customers Bancorp, is not expected to pay corporate dividends until such time as its debt to equity ratio (determined separately and not on a consolidated basis with its bank subsidiary) is 1:1 or less and its bank subsidiaries are otherwise well-managed, well-capitalized, and not under any supervisory order.

Pennsylvania Banking Code Requirements Applicable to Cash Dividends. Because Customers Bank is currently and for the foreseeable future, the primary source of cash for payment of dividends by Customers Bancorp, requirements of the Pennsylvania Banking Code setting conditions on payments of dividends by banks will constrain Customers Bank’s ability to provide funds to us to pay dividends to our shareholders. The Pennsylvania Banking Code permits a bank to pay cash dividends only out of accumulated net earnings. Furthermore, if any transfer of net earnings to surplus is required by the Pennsylvania Banking Code to cause our surplus to meet minimum statutory requirements at the time the dividend is to be declared or paid, the transfer must be made prior to the declaration of the dividend, and our surplus cannot be reduced by the payment of the dividend.

For the foregoing reasons, and because a decision by our board of directors to declare and pay cash dividends will depend upon the future financial performance and condition of Customers Bank and Customers Bancorp, no assurances can be given that any dividends will in fact be paid on any class of stock, or that, if dividends are paid, they will not be reduced or discontinued in the future.

Dividend Policy. The Company has been and intends to continue following a policy of retaining earnings, if any, to increase our net worth and reserves over the next few years. As discussed above, we have not historically declared or paid dividends on our Voting Common Stock, and we do not expect to do so in the near future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior our Voting Common Stock, and other factors deemed relevant by our board of directors.

Redemption, Preemptive Rights and Repurchase Provisions

Our Voting Common Stock and Class B Non-Voting Common Stock have no preemptive rights or redemption or repurchase provisions. The shares are non-assessable and require no sinking fund. Voting

Common Stock repurchases are subject to Federal Reserve Board regulations and policy, which generally require that no more than ten percent of the outstanding shares of a bank holding company’s Voting Common Stock may be repurchased in any 12-month period unless the bank holding company is deemed “well-managed” and “well-capitalized” under applicable regulations. Repurchases of our stock will also be constrained by federal and state bank regulatory capital requirements. Repurchases of stock by bank holding companies may also be subject to prior notice to and approval by the Federal Reserve in some cases.

Liquidation Rights

In the event of the liquidation, dissolution or winding up of Customers Bancorp, the holders of Voting Common Stock and Class B Non-Voting Common Stock will be entitled to share ratably in all of our assets remaining after payment of all liabilities, subject, however, to any preferential liquidation rights of holders of any preferred stock outstanding at that time. If our only asset is our ownership of Customers Bank, it is likely that, if Customers Bank is then in liquidation or receivership, our shareholders will not receive anything on account of their shares.

Potential Anti-Takeover Effect of Governing Documents and Applicable Law

Provisions of Governing Documents. Our articles of incorporation and bylaws contain certain provisions which may have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for our Voting Common Stock, a proxy contest for control of the company, the assumption of control of the company by a holder of a large block of Voting Common Stock or the removal of our board of directors. These provisions:

•	Empower our board of directors, without shareholder approval, to issue preferred stock, the terms of which, including voting power, are set by our board of directors;

•	Divide our board of directors into three classes serving staggered three-year terms;

•	Restrict the ability of shareholders to remove directors;

•

Require that shares with at least 80% of total voting power approve mergers and other similar transactions with a person or entity holding stock with more than 5% of our voting power, if a reorganization is not approved, in advance, by two-thirds of the members of our board of directors;

•	Prohibit action by the shareholders without a shareholder meeting;

•	Require that shares representing at least 80% of total voting power approve the repeal or amendment of certain provisions of our articles of incorporation;

•

Require any person who acquires our stock with voting power of 25% or more to offer to purchase for cash all remaining shares of our voting stock at the highest price paid by such person for shares of our voting stock during the preceding year;

•	Eliminate cumulative voting in elections of directors;

•	Require that shares representing at least two-thirds of the total voting power approve any amendment to or repeal of our bylaws;

•

Require that our board of directors give due consideration to the effect of a proposed transaction on the depositors, employees, suppliers, customers and other of our and our subsidiaries’ constituents and on the communities in which we and they operate or are located, and to the business reputation of the other party and our value in a freely negotiated sale and of our future prospects as an independent entity;

•	Require advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders; and

•

Provide that officers, directors, employees, agents and persons who own 5% or more of the voting securities of any other corporation or other entity that owns 66 2/3% or more of our outstanding voting stock cannot constitute a majority of the members of our board of directors.

Provisions of Applicable Law. The Pennsylvania Business Corporation Law also contains certain provisions applicable to Customers Bancorp which may have the effect of impeding a change in control of Customers Bancorp. These provisions, among other things, prohibit (under Subchapter 25F) for five years, subject to certain exceptions, a “business combination,” which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets with a shareholder or group of shareholders beneficially owning 20% or more of the corporation’s voting power in an election of directors.

In 1990, Pennsylvania adopted legislation amending the Pennsylvania Business Corporation Law. The 1990 amendments:

•	Expand the factors and groups (including shareholders) which a corporation’s board of directors can consider in determining whether a certain action is in the best interests of the corporation;

•	Provide that a corporation’s board of directors need not consider the interests of any particular group as dominant or controlling;

•

Provide that a corporation’s directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof for actions relating to an acquisition or potential acquisition of control;

•

Provide that actions relating to acquisitions of control that are approved by a majority of “disinterested directors” are presumed to satisfy the directors’ standard of care, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

•

Provide that the fiduciary duty of a corporation’s directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

The 1990 amendments provide that the fiduciary duty of directors does not require directors to:

•	Redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;

•

Render inapplicable, or make determinations under, provisions of the Pennsylvania Business Corporation Law, relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or

•

Take action as the board of directors, a committee of the board or an individual director solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of Customers Bancorp or the consideration that might be offered or paid to shareholders in such an acquisition.

One of the effects of the 1990 amendments may be to make it more difficult for a shareholder to successfully challenge the actions of our board of directors in a potential change in control context. Pennsylvania case law appears to provide that the fiduciary duty standard under the 1990 amendments grants directors the statutory authority to reject or refuse to consider any potential or proposed acquisition of the company.

Pursuant to provisions of our articles of incorporation, and in accordance with Pennsylvania law, we have opted out of coverage by the “disgorgement,” “control transactions,” “control-share acquisitions,” “severance compensation,” and “labor contracts” statutes included in the 1990 amendments. As a result of our opting-out from coverage by these statutes, none of the “disgorgement,” “control transactions,” “control-share acquisitions,” “severance compensation,” nor “labor contracts” statutes would apply to a non-negotiated attempt to acquire control of us, although such an attempt would still be subject to the special provisions of our governing documents.

The overall effect of these provisions may be to deter a future offer or other merger or acquisition proposal that a majority of the shareholders might view to be in their best interests as the offer might include a substantial premium over the market price of our Voting Common Stock at that time. In addition, these provisions may have the effect of assisting our management and board of directors in retaining their positions and placing them in a better position to resist changes that the shareholders may want to make if dissatisfied with the conduct of our business.

PLAN OF DISTRIBUTION

We are registering the shares of common stock, including the shares of Voting Common Stock and Series B Non-Voting Common Stock issued to the selling shareholders to permit the resale of these shares by the holders of the common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling shareholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell common stock short and if such short sale shall take place after the date that this registration statement is declared effective by the SEC, the selling shareholders may deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling shareholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer or agents participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Each selling shareholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock. Upon our being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to this registration statement, of which this prospectus forms a part.

Each selling shareholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the common stock. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreements between us and certain purchasers of our securities, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling shareholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the selling shareholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

LEGAL MATTERS

The validity of the shares of Voting Common Stock and Class B Non-Voting Common Stock offered hereby has been passed upon for us by Stradley Ronon Stevens & Young, LLP, Philadelphia, Pennsylvania.

EXPERTS

ParenteBeard LLC, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011, as set forth in their report which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements as of December 31, 2011 are incorporated by reference in reliance on ParenteBeard LLC’s report, given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. These documents may include periodic reports, such as our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as definitive Proxy Statements. Any documents that we subsequently file with the SEC will automatically update and replace the information previously filed with the SEC. Therefore, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

This prospectus incorporates by reference the documents listed below that we previously have filed with the SEC.

•	Our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 21, 2012;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 15, 2012;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed with the SEC on August 14, 2012;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed with the SEC on November 14, 2012;

•	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on June 7, 2012; and

•

Our Current Reports on Form 8-K filed with the SEC on each of August 22, 2012, August 28, 2012, September 11, 2012, September 17, 2012, September 21, 2012, October 22, 2012, December 20, 2012, and January 31, 2013 (excluding the information furnished under Item 2.02 and the information incorporated by reference therein).

We are also incorporating by reference all other documents that we subsequently file with the SEC pursuant to Section 13(a), 13(c), 14 or 15 (d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part but prior to the effectiveness of the registration statement and between the date of this prospectus and the termination of the offering.

You may obtain a copy of any or all of the documents incorporated by reference in this prospectus (other than an exhibit to a document unless that exhibit is specifically incorporated by reference into that document) from the SEC on its web site at http://www.sec.gov. You also may obtain these documents from us without charge by visiting our web site at http://www.customersbank.com or by requesting them from Glenn Yeager, Corporate Secretary, Customers Bancorp, 1015 Penn Avenue, Suite 103, Wyomissing, PA 19610; telephone (610) 933-2000.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Our SEC filings are also available at the SEC’s website at www.sec.gov. In addition, we maintain a website that contains information about us at http://www.customersbank.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our Voting Common Stock and Class B Non-Voting Common Stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses in connection with the sale and distribution of the securities being registered, all of which will be paid by the Company. All amounts are estimates except with respect to the SEC registration fee.

Amount
SEC registration Fee	$15,461
Accounting fees and expenses	10,000
Legal fees and expenses	30,000
Printing fees and expenses	20,000
Miscellaneous	10,000

Total	$85,461

ITEM 15.	Indemnification of Directors and Officers.

Subchapter D of the Pennsylvania Business Corporation Law (“PBCL”) provides for indemnification of, and insurance for any person who is or was a representative of Customers Bancorp and specifically empowers us to indemnify, subject to the standards therein prescribed, any person who is or was a representative of Customers Bancorp in connection with any action, suit or proceeding brought or threatened by reason of the fact that he is or was a representative of Customers Bancorp. Article 8.02 of Customers Bancorp’s Bylaws requires us to indemnify each of our directors and officers in such capacity in which any such director or officer acts for or on behalf of Customers Bancorp including as an employee or agent.

Article Eight of our bylaws limits the personal liability of directors for monetary damages and provides for indemnification of officers and directors, as described below. These provisions may not be amended to increase the directors’ exposure to liability or to decrease the indemnification to directors, officers or others except by the affirmative vote of 2/3 of the entire board of directors or 80% of the votes which all shareholders are entitled to cast.

Section 8.01 provides that, to the fullest extent permitted under Subchapter B of Chapter 17 of the PBCL, our directors shall not be personally liable to us or our shareholders or others for monetary damages for any action taken or any failure to take any action unless the director has breached or failed to perform the duties of his or her office and such breach or failure constitutes self-dealing, willful misconduct or recklessness. This section does not apply to the responsibility or liability of such director under any criminal statute or with respect to the payment of taxes pursuant to local, state or federal law.

Section 8.02(a) requires Customers Bancorp to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact such person was a director or officer of Customers Bancorp or its bank subsidiaries, or any other direct or indirect subsidiary of Customers Bancorp, or is or was serving at the request of Customers Bancorp as a director or officer of another corporation or entity, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent authorized or permitted by the laws of the Commonwealth of Pennsylvania.

Section 8.02(b) requires us to pay the expenses (including attorney’s fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of any action, suit or proceeding upon the receipt of (i) an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified as authorized under the bylaws and (ii) if requested at the discretion of the board of directors, adequate security or a bond to cover such amounts for which it is ultimately determined that he or she is not entitled to such indemnity.

Section 8.02(c) provides that the right to indemnification and advancement of expenses is not exclusive of any other right to which such persons seeking indemnification and advancement of expenses may be entitled under any agreement, vote of shareholders or disinterested directors, or otherwise.

Section 8.02(d) provides that we may purchase and maintain insurance on behalf of any person, may enter into contracts of indemnification with any person and may create a fund of any nature for the benefit of any person and may otherwise secure in any manner our obligations with respect to indemnification and advancement of expenses regardless of the source of the indemnification right and without respect to whether or not we would have the power to indemnify such person under the bylaws.

Under current Pennsylvania law we do not have the power to indemnify any person for his or her willful misconduct or recklessness.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16.	Exhibits.

The exhibits listed on the Index to Exhibits of this Registration Statement are filed herewith or are incorporated herein by reference to other filings.

ITEM 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424 (b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act and (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filings on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Wyomissing, Commonwealth of Pennsylvania, on January 31, 2013.

Customers Bancorp, Inc.

By:	/s/ James D. Hogan
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

* Jay S. Sidhu	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	January 31, 2013

/s/ James D. Hogan James D. Hogan	Chief Financial Officer (Principal Financial and Accounting Officer)	January 31, 2013

Daniel K. Rothermel	Director	January 31, 2013

* John R. Miller	Director	January 31, 2013

* T. Lawrence Way	Director	January 31, 2013

Steven J. Zuckerman	Director	January 31, 2013

*By:	/s/ James D. Hogan
James D. Hogan Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

3.1	Amended and Restated Articles of Incorporation of Customers Bancorp, incorporated by reference to Exhibit 3.1 to the Customers Bancorp’s Form 8-K filed with the SEC on April 30, 2012

3.2	Amended and Restated Bylaws of Customers Bancorp, incorporated by reference to Exhibit 3.2 to the Customers Bancorp’s Form 8-K filed with the SEC on April 30, 2012

3.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of Customers Bancorp, incorporated by reference to Exhibit 3.1 to the Customers Bancorp Form 8-K filed with the SEC on July 2, 2012

4.1	Specimen stock certificate of Customers Bancorp, Inc. Voting Common Stock and Class B Non-Voting Common Stock, incorporated by reference to Exhibit 4.1 to Customers Bancorp’s Form S-1/A filed with the SEC on May 1, 2012

4.2	Stock Purchase Agreement, dated as of September 30, 2011, by and between Customers Bancorp, Inc. and Robert Tambur, incorporated by reference to Exhibit 10.24 to Customers Bancorp’s Form S-1/A filed with the SEC on April 25, 2012

4.3*	Form of Stock Purchase Agreement used in Customers Bancorp’s July and August 2012 private placement of voting common stock

4.4*	Stock Purchase Agreement, dated as of August 17, 2012, by and between Customers Bancorp, Inc. and S.J. Finance Investment Fund, L.P.

4.5	Securities Purchase Agreement, dated as of September 14, 2012, by and among the Corporation and the purchasers party thereto, incorporated by reference to Exhibit 10.1 to Customers Bancorp’s Form 8-K filed with the SEC on September 17, 2012

4.6	Registration Rights Agreement, dated as of September 14, 2012, by and among the Corporation and the purchasers party thereto, incorporated by reference to Exhibit 10.2 to Customers Bancorp’s Form 8-K filed with the SEC on September 17, 2012

5.1*	Opinion of Stradley Ronon Stevens & Young, LLP

23.1	Consent of ParenteBeard LLC, filed herewith

23.2*	Consent of Stradley Ronon Stevens & Young, LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included in Part II as a part of the signature page of the Registration Statement)

*	Previously Filed